Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Education Management Corporation for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, depositary shares, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated September 3, 2013, with respect to the consolidated financial statements and schedule of Education Management Corporation and Subsidiaries, and the effectiveness of internal control over financial reporting of Education Management Corporation and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

November 26, 2013